Secure Luggage Solutions Inc.
2375 East Camelback Road, 5th Floor
Phoenix, Arizona 85016
602.387.4035

April 14, 2010

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Mail Stop 3569

Attention:      J. Nolan McWilliams, Division of Corporation Finance

Re:          Secure Luggage Solutions, Inc.
Amendment No. 1 to the Registration Statement on Form S-1
Filed January 8, 2010
File No. 333-162518

Dear Mr. McWilliams:

We have received and reviewed your letter dated January 21, 2010, and the comments therein, regarding the above-referenced matter.  In response to those comments, please be informed as follows.

General

1.
Please be sure to carefully review the registration statement prior to submitting your next amendment to resolve any inconsistencies in disclosure from section to section.  We note in this regard that you have removed certain disclosure in response to comments; however, similar disclosure was not removed elsewhere in the prospectus.

We have carefully reviewed the registration statement in an attempt to resolve any inconsistencies in disclosures from section to section.

2.
It appears from your current disclosure that you have not taken any concrete steps to implement your business plan.  Therefore, you may be a “blank check” company under Section (a)(2) of Rule 419 of the Securities Act of 1933.  We note for example, that since the inception of your business you have not generated any revenues from business operations, you do not appear to have any agent or supplier agreements, you have not determined at which airports you will offer your service, and you do not have any dedicated full-time or part-time employees other than your two officers.  Alternatively, revise the registration statement to disclose that you are a blank check company and that any future offerings of your securities would need to comply with Rule 419.

As you know, a crucial component of the definition of a “blank check company” is that it is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person.  Please note, as specified in the registration statement, we have a specific business purpose, which is to provide luggage wrap services our various airports identified in the registration statement using machinery and equipment furnished by Satel 95 Ltd.  Although, we do not have any “employees,” James Westmacott, our Manager of Marketing and Development, and Donald G. Bauer, our President, Principal Accounting Officer, Principal Financial Officer, a member of our Board of Directors, and our majority shareholder, are dedicated and continue to devote their time and resources to our business.  Please note, as specified in the registration statement, we intend to not rely on agents for our business.  Accordingly, we believe that we are not a “blank check” company pursuant to Section (a)(ii) of Rule 419 of the Securities Act of 1933.  As you can tell from a review of the registration statement, Mr. Bauer and Mr. Westmacott have been active in connection with the operation of our business.

3.
To the extent you are a blank check company, please revise the document to clearly state the holders of your common stock may not rely on Rule 144 of the Securities Act of 1933 and must register any re-sales of your common stock under the Securities Act of 1933.  See the letter dated January 21, 2000 to Ken Worm, Assistant Director of OTC Compliance Unit, NASD Regulation, Inc., from Richard Wulff, Chief, Office of Small Business.

As we believe we are not a “blank check company,” we have not revised the registration statement to indicate that the holders of our common stock may not rely on Rule 144 of the Securities Act for the resale of our common stock.

Registration Statement cover page

4.	We note your response to our prior comment 2 and reissue. We note the last bolded paragraph on page 2 should be moved to the prospectus cover page.

Please note, we have moved the prospectus subject to completion legend to the cover page of the prospectus.

Prospectus cover page

5.	Please present the common stock outstanding as of the most recent practicable date and reposition to a page other than the cover page.

Please note, we have indicated in the registration statement the number of shares of our common stock issued and outstanding as of February 28, 2010.

Our Business, page 4

6.
We note your response to our prior comment 6 and reissue.  Although this discussion is a summary, enough detail should be presented to give investors a sense of where you are in developing and bringing your product to market as well as enabling investors to evaluate the likelihood of success.  Explain what you mean when you say that your consultant “is in contact” with potential customers and that your CEO “is in the process of” identifying acquisitions or joint ventures.

Please note, on Pages 4 and 6 of the registration statement, we have revised the information regarding our business to provide, what we consider, enough detail to give investors a sense of our business and product.  Please note, we have revised the information regarding Mr. Westmacott and his activities in negotiating with appropriate personnel at Vancouver International Airport, which we anticipate will be the first airport at which we will offer our product.  Additionally, please note, that we have eliminated any information regarding any activities of Mr. Bauer identifying acquisitions or joint ventures.

7.	Please clarify whether you have a prototype luggage wrap product or whether additional development will be required. Also, please state the price you intend to charge per item.

Please note, on Page 4 of the registration statement, we have identified the luggage wrap product that we offer and the prices at which we will offer that product.  We do not have a prototype, nor do we intend to develop one.

8.	Please revise to state that there is no guarantee you will be able to raise sufficient capital to satisfy your needs for the next twelve months.

Please note, on Page 6 of the registration statement, as a bullet item in bold we have indicated that we can provide no assurance or guarantee that we will be able to raise sufficient funds to satisfy our funding requirements for the next 12 months.

Selected Financial Information, page 6

9.
We note that the amount of the company’s stockholder’s equity at September 30, 2009 of $(48,939) as disclosed on page 6 does not agree to the amount reflected in the company’s interim balance sheet at this date on page 61 of $48,939.  Please reconcile and revise these disclosures.

Please note, on Page 6 of the registration statement, we have reconciled the amount of our stockholders equity for the periods specified therein to our balance sheets as of those dates.

Risk Factors, page 6

If we do not receive additional funding, page 7

10.
Please expand this risk factor by disclosing that you currently only have   sufficient cash to satisfy your obligations for two months and that you will require at least $3.25 million to implement your business plan over the next twelve months.  Also, prominently disclose this as bulleted disclosure under “Our Business” in the prospectus summary.

Please note, on Page 8 of the registration statement, we have revised the information to include what we will need to fund our operations during the next 12 months and that we have enough cash to satisfy our obligations until May 31, 2010.  Additionally, please note, on Page 6 of the registration statement we have included a “bulleted disclosure” in the “Our Business” portion of the prospectus summary.

Our principal stockholders control our business affairs, page 15

11.	Please revise the risk factor heading to clarify that your two officers are the principal stockholders that control 90.3% of the common stock.

Please note, on Page 14 of the registration statement, we have revised the risk factor heading to clarify that our two officers are our principal stock holders and control 90.3% of our common stock.

Delaware Anti-Takeover Law, page 27

12.	We note your response to our prior comment 21 and reissue because we are unable to locate the revision.

We believe that the information specified in previous versions of the registration statement regarding Delaware Anti-Takeover Law did not have a double negative; provided, however, on Page 25 of the registration statement we have rewritten the information regarding the Delaware Anti-Takeover Law.

Liquidity and Capital Resources, page 30

13.
We note your response to our prior comment 22 and reissue.  We expect to see a discussion of your liquidity needs for the next twelve months and a discussion of sources of funds to satisfy your obligations.  Moreover, given your current liquidity shortfall, you should present your liquidity discussion as of the most recent practicable date.

Please note, at Pages 28 to 30, inclusive, of the registration statement we have presented information regarding our liquidity needs for the next 12 months and a discussion of sources of funds to satisfy our obligations.

14.
We note your response to our prior comment 23 and reissue.  We are unable to locate revised disclosure.  We note that you anticipate a budget shortfall of $40,000 as of the end of the 2009 fiscal year.  In earlier disclosure, you estimated the shortfall at $631,556.  Explain what steps you have taken to close this shortfall and what impact these steps will have on your ability to commence operations.

Please note, on Page 30 of the registration statement, we have disclosed what steps we have taken to close the cash shortfall and the impact these steps will have on our ability to commence operations.

Our Business, page 32

15.	Revise the antepenultimate sentence of the second paragraph to state as a belief and provide us with support for this statement.

Please note, we have eliminated that antepenultimate sentence.

16.
We note your response to our prior comment 28.  However, we note the last sentence of the second paragraph.  Either delete this reference or revise to explain how your automated system will uniquely increase the efficiency of the check-in process.

Please note, we have eliminated that sentence.

17.
We note your response to prior comment 27.  Explain why you cannot yet identify the specific processes you will utilize for your luggage wrapping service and when you expect to determine which processes you will use.  As noted in prior comment 40, this information appears material to an investment decision.

Please note, we have identified the specific process which we will utilize for our luggage wrapping service.

18.
In this regard, revise to clarify whether the “Secure Solution” is based on the “strap-and-wrap” process, or whether the “strap-and-wrap” process is only one of several potential processes that you will use.  Explain whether you will license the strap and wrap process to your suppliers or whether they will provide their own wrapping process.  Also, describe what impact a decision to rely on third party suppliers would have on the cost of your service.

Please note, we have eliminated any reference to “Secure Solution.”

19.
We note your response to our prior comment 30 and reissue.  Given the extensive related party transactions and that you potentially will rely on Secure Luggage Systems as a supplier, additional disclosure about the relationship between the two entities is warranted.

Please be informed that because of our relationship with Satel, we intend not to rely on Secure Luggage Systems, Inc. for any services or supplies whatsoever.  Accordingly, please note, we have eliminated all reference to Secure Luggage Systems, Inc., other than in Mr. Bauer’s biographical information.

20.	Please revise the second sentence of the second paragraph on page 33 to explain what you mean by offering your system to the air travel industry.

Please note, we have eliminated that sentence.

21.	We reissue prior comment 29. It does not appear that you provided a response to this comment in your letter and we are unable to locate revised disclosure responsive to our comment.

We intend to not use the “Secure Solution” slogan or bag tracking device, and the bag wrapping equipment that we will use is the same type of “inexpensive equipment” currently used by our competitors, including independent contractors.  Please note, at Page 32 of the registration statement, we indicate that we will compete based upon the reduced cost of our services, Mr. Westmacott’s relationship with various airport personnel.

22.	Refer to the first sentence of the third paragraph on page 33. Please clarify whether you intend to use the device from this company or whether you are merely stating there is a competing device.

Please note, we have eliminated any information regarding bag-tracking devices from the registration statement.

23.	Also, revise to briefly explain how the tracking devices aides a customer in retrieving his or her bag in the event it becomes lost.

Please note, we have eliminated any information regarding bag-tracking devices from the registration statement.

24.	Please revise to state which regulatory agencies must approve the tracking device and the anticipated timeframe for receiving necessary approvals.

Please note, we have eliminated any information regarding bag-tracking devices from the registration statement.

25.	We reissue prior comment 31. It does not appear you provided a response to our prior comment and your revised disclosure does not include all the information requested in the prior comment.

Please note, as we intend to use the BW-400 wrapping machine provided by Satel, we are not in the process of developing the Secure Solution product.  Accordingly, we have eliminated from the registration statement any information regarding the Secure Solution.

26.
We note your response to our prior comments 24 and 32; however, we reissue in part.  We expect your plan of operation to include, among other things, a discussion of when you anticipate commencing operations and generating revenues.

Please note, on Page 33 of the registration statement, we have indicated when we expect to commence operations and generate revenues.

27.
We note your response to our prior comment 33 and reissue.  We believe you should be able to provide, at a minimum, an estimate of the price travelers would be willing to pay for your service and a breakdown of the associated variable costs to you.  Providing this information would give investors the ability to evaluate your business plan and the likelihood, you will become a successful enterprise.

Please note, on Page 32 of the registration statement, we indicate our anticipated costs and how we will generate revenues from the offer and sale of our luggage wrap product.

28.
We note your response to our prior comment 37 and reissue in part.  Please revise to discuss what steps you have taken to identify and establish agent relationships.  Also disclose the estimated costs associated with the agent relationships.

Please be informed that we do not intend to rely on agency relationships in connection with our business.  Accordingly, we have eliminated from the Registration Statement, any information regarding agency relationships.

29.
We note your response to our prior comments 34 and 36; however, we note that similar disclosure remains in the last line of the third to last paragraph on page 33.  Please either revise to substantiate your belief that these industry members will contract with you or delete.

Please note, we have eliminated the subject disclosure from the registration statement.

Intellectual Properties, page 34

30.
It does not appear you provided a response to prior comment 41.  Revise to add a risk factor disclosing the risk that because you do not own intellectual property, competitors could be able to use your idea and establish a more successful enterprise.

Please note, on Page 8 of the registration statement, we have added a risk factor disclosing the risk that because we do not own intellectual property, competitors could be able to use our idea and establish a more successful enterprise.

Capital Requirements, page 34

31.
We note your response to prior comment 42.  Revise to explain why you are unable to identify the locations at which you intend to commence service and when you intend to select these locations.  As noted in prior comment 40, this information appears material to an investment decision.

Please note, that Page 4 and Page 35 of the registration statement, we identify those airports which we intend to commence service.

Federal Regulations, page 35

32.
We note your response to our prior comment 35 and 43.  Please revise to discuss the steps you must take and costs you will incur to become an “approved service provider” and when you anticipate receiving such approval.  Also, clarify whether the TSA permits luggage to be wrapped prior to screening and, if not, how this would affect your plans to offer your service at off-airport locations.

Please note, at Page 35 of the registration statement, we disclose that, presently, there are no approvals of any agency required to operate our bag wrap business at those locations at which we intend to operate.

Certain Relationships and Related Transactions, page 36

33.	Please revise here to disclose the transaction described in the second paragraph of Note 5 to your financial statements for the period ended September 30, 2009.

Please note, at Page 37 of the registration statement, we have disclosed that transaction.

Baggage Management-Industry, page 40

34.
Refer to your new disclosure in the last line of the sixth paragraph on page 41.  Given that it appears you have not concluded development of your baggage wrap process, revise to substantiate your belief or advise.

Please note, we have eliminated that disclosure.

Execution Compensation, page 42

35.	We note that James Westmacott has received a monthly per diem since July 2009. Explain why this is not disclosed as salary or revise the summary compensation table accordingly.

Please note, on Page 41 of the registration statement, we have disclosed Mr. Westmacott’s monthly per diem in 2009.

Compensation Discussion and Analysis, page 43

36.
Please elaborate on your existing compensation scheme.  Clarify whether you have employment agreements (whether written or unwritten) with your named executive officers.  Also clarify whether the stock awards represent periodic or one-time compensation.

Please note, at Pages 41 and 42 of the registration statement, we have disclosed that we do not have written or verbal employment agreements with our named executive officers and whether these stock awards represent periodic or one time compensation.

December 31, 2008 Financial Statements, page 46

Notes to Financial Statements, page 52

Note 7. Subsequent Events, page 58

37.
We note from your response to our prior comment number 56 that the 100,000 shares issued to the company’s Secretary Treasurer on June 30, 2009 have now been issued at $.10 per share.  However, based on the disclosure included in Note 7 to the company’s audited financial statements, we continue to note that these shares were valued at $.0001 per share or $100.  Please revise Note 7 to the audited financial statements indicate that these 100,000 shares issued to the Secretary Treasurer were valued at $.10 per share or $10,000, consistent with the disclosure in the company’s interim financial statements ended September 30, 2009 and with the company’s response to our prior comment.

Please note, that note has been so revised.

Dealer Prospectus Delivery Obligation, page 77

38.
We note your response to our prior comment 59 and reissue.  The legend appears to have been moved to the last page of the registration statement rather than the last page of the prospectus that is delivered to potential investors.  Please revise by moving to the back cover page of the prospectus, which immediately follows the Table of Contents.

Please note, we have revised the registration statement by moving the dealer prospectus delivery obligation to the back cover page of the prospectus.

Other

39.
In the event of a delay in the effectiveness of the company’s Form S-1 registration statement, please update the financial statements and related disclosures as required by Rule 8-08 of Regulation S-X.

Please note, the financial statements and related disclosures have been updated.

Please note, enclosed with this letter are two copies of Amendment No. 2 to the registration statement (the “Amendment”), which copies do not highlight the changes made to our original registration statement.  Additionally, please note, enclosed with this letter are two copies of the Amendment, which copies “track” or “highlight” the changes made to that registration statement.

Hopefully, the provisions of this letter and the modifications made to the Registration Statement are completely responsive to your comments and questions specified in that letter dated January 21, 2010.  Your time, attention, and cooperation regarding this matter are appreciated significantly.  Of course, in the event you have additional questions or comments regarding this matter, please do not hesitate to contact the undersigned.  Thankyou.

Sincerely,

Secure Luggage Solutions, Inc.
a Delaware corporation

     /s/ Donald G. Bauer
By: Donald G. Bauer

Its: President and Chief Executive Officer